

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Bradley Kamlet
Associate General Counsel
Truist Financial Corporation
214 N. Tryon Street
Charlotte, North Carolina 28202

> **Re: Truist Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed on December 22, 2021**
> **File No. 333-261845**

Dear Mr. Kamlet:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Wall at 202-551-4162 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Aaron A. Seamon